UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number 000-49995

Argentex Mining Corporation
(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia V6E 4A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation (“Argentex” or the “Company”)
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

November 6, 2015

Item 3	News Release

A News release was disseminated through Marketwire on November 6, 2015. A copy of the news release disseminated on November 6, 2015 is attached to this material change report.

Item 4	Summary of Material Change

Argentex has amended its letter agreement with Austral Gold Limited (“Austral Gold”) (ASX: AGD) dated August 28, 2015 to extend the dates for performance of certain milestones by approximately six weeks. The letter agreement, which was originally announced on August 31, 2015, provides for Austral’s acquisition of all outstanding Argentex equity that is not already owned by Austral and its affiliates by way of a share exchange to be conducted by way of a plan of arrangement pursuant to the provisions of the Business Corporations Act (British Columbia) (the “Transaction”). In addition, Argentex and Austral Gold have entered into a loan agreement whereby Austral Gold has agreed to provide bridge financing of up to C$385,000 to Argentex to enable Argentex to pay the bulk of its Transaction costs and certain other costs.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Argentex has amended its letter agreement with Austral Gold dated August 28, 2015 to extend the dates for performance of certain milestones by approximately six weeks. The letter agreement, which was announced on August 31, 2015, provides for the Transaction (as defined in Item 4, above). In addition, Argentex and Austral Gold have entered into a loan agreement whereby Austral Gold has agreed to provide bridge financing provide bridge financing of up to C$385,000 to Argentex to enable Argentex to pay the bulk of its Transaction costs and certain other costs.

The amendment, extends, among other things, the following dates:

1.	Exclusivity Period: The exclusivity period, which was to expire on October 31, 2015, has been extended to December 15, 2015.

2.

Term of the Offer: The date upon which either party may first give written notice of termination if a definitive agreement has not been signed by then has been extended from October 31, 2015, to December 15, 2015.

3.	Loan Agreement: The date for repayment of advances under the Loan Agreement (which was also signed on November 5, 2015) has been extended from February 29, 2016, to April 15, 2016.

4.	Austral Termination Fee: The date upon which Austral’s obligation to pay a termination fee to Argentex if the Transaction has not closed by then was extended from February 29, 2016, to April 15, 2016.

5.

Argentex Termination Fee: The date upon which Argentex’s obligation to pay a termination fee to Austral if the Transaction has not closed by then was extended from February 29, 2016, to April 15, 2016.

6.

Employment Agreements: The latest date for Austral to confirm that Argentex management will not be entitled to receive any payment or benefit due solely to the completion of the Transaction and to reach agreement with management that they will not terminate their employment agreements for "good reason", which was originally set at September 30, 2015, has been extended to November 30, 2015.

The key terms in the Loan Agreement are as follows:

•	Loan Amount of up to $385,000 (in Canadian dollars) in draws to be requested and approved on a monthly basis.
•

Interest at 10% per annum on outstanding principal unless the Transaction does not close because the Argentex shareholders fail to approve the transaction, in which event interest will accrue at 3% per annum. If an event of default occurs, interest at 16% per annum will accrue on any outstanding principal and accrued interest.

•	Repayment of principal and accrued interest in one balloon payment on April 15, 2016 if:

•	Argentex is in breach of its covenants and obligations under any Transaction document;
•	Argentex enters into an agreement for an Alternative Transaction (as defined in the Letter Agreement);
•

the Argentex shareholders fail or refuse to approve the Transaction at a meeting, provided, however, that in this case interest that has accrued shall be calculated at a rate of three percent (3%) per annum and the loan will be repaid thirty (30) days after the date of such meeting of the Argentex shareholders.

•	Forgiveness: principal and interest will be forgiven if:

1)	the parties have not completed the Transaction by April 15, 2016 for any reason other than:

•	breach by Argentex of its covenants and obligations under any Transaction document;
•	Argentex enters into an agreement for an Alternative Transaction;
•	the Argentex shareholders fail or refuse to approve the Transaction at a meeting, or

2)	Austral is advised by the TSX Venture Exchange in writing in a final determination that it will not approve the listing of the ordinary shares of Austral thereon.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Jeff Finkelstein, CFO, Treasurer & Corporate Secretary

Tel: (604) 568-2496

Item 9	Date of Report

November 10, 2015

Suite 835 – 1100 Melville Street
Vancouver, BC V6E 4A6
Office:	(604) 568-2496
Fax:	(604) 568-1540
www.argentexmining.com
info@argentexmining.com

Argentex and Austral Gold Amend Binding Offer Letter and Enter into Funding Agreement

Vancouver, BC, Canada – November 6, 2015 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCQB: AGXMF) is pleased to announce that it has amended its letter agreement with Austral Gold Limited (“Austral Gold”) (ASX: AGD) dated August 28, 2015 to extend the dates for performance of certain milestones by approximately six weeks. The letter agreement, which was announced on August 31, 2015, provides for Austral’s acquisition of all outstanding Argentex equity that is not already owned by Austral and its affiliates by way of a share exchange to be conducted by way of a plan of arrangement pursuant to the provisions of the Business Corporations Act (British Columbia) (the “Transaction”). In addition, Argentex and Austral Gold have entered into a loan agreement whereby Austral Gold has agreed to provide bridge financing to Argentex to enable Argentex to pay the bulk of its Transaction costs.

The amendment, which is dated November 5, 2015, extends, among other things, the expiration date of the period for exclusivity and the negotiation of a definitive agreement from October 31, 2015, to December 15, 2015. It also extends the latest date for completion of the Transaction from February 29, 2016 to April 15, 2016.

This news release provides only a general overview of the terms of the amendment to the binding offer letter and the Funding Agreement– a copy of each has been filed on SEDAR.

About Austral Gold

Austral Gold Limited is listed on the Australian Securities Exchange (ASX: AGD) and is a growing precious metals mining and exploration company building a portfolio of assets in South America. The Company's flagship Guanaco project in Chile is a low-cost producing mine with further exploration upside. With an experienced and highly regarded major shareholder, Austral Gold is strengthening its asset base by investing in new precious metals projects in Chile and Argentina that have near-term development potential. For more information, please consult the company's website www.australgold.com.au

About Argentex

Argentex Mining Corporation is an exploration company focused on advancing its Pingüino silver-gold project in Santa Cruz, Argentina. In total, Argentex owns 100% of the mineral rights to more than 27 properties located within approximately 107,000 hectares of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"
President and CEO

For additional information please contact:

Michael Brown
President and CEO
Phone: 604-568-2496
Email: info@argentexmining.com
www.argentexmining.com

Exhibit

99.1	November 5, 2015 Loan Agreement between Argentex Mining Corporation and Austral Gold Limited and Guanaco Compania Minera Spa

99.2	November 5, 2015 Amendment letter Agreement between Austral Gold Limited and Argentex Mining Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation
(Registrant)

Date: November 10, 2015	By: /s/ Jeff Finkelstein
Name: Jeff Finkelstein
Title: Chief Financial Officer